Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Name of Parent Company	Subsidiary State of Organization
IMAC of St. Louis, LLC	IMAC Holdings, Inc.	Missouri
IMAC Regeneration Management of Nashville, LLC	IMAC Holdings, Inc.	Tennessee
IMAC Management Services LLC	IMAC Holdings, Inc.	Kentucky
IMAC Management of Illinois, LLC	IMAC Holdings, Inc.	Illinois
IMAC Regeneration Management, LLC	IMAC Holdings, Inc.	Texas
Advantage Hand Therapy and Orthopedic Rehabilitation, LLC	IMAC Holdings, Inc.	Missouri
IMAC Management of Florida, LLC	IMAC Holdings, Inc.	Florida
Louisiana Orthopaedic & Sports Rehab Institute	IMAC Holdings, Inc.	Louisiana
The Back Space, LLC	IMAC Holdings, Inc.	Delaware
Ignite Proteomics LLC	IMAC Holdings, Inc.	Delaware